Aurora Enterprises, LLC
Profit and Loss
January - September 28, 2023

	Total
Income	
Rental/Lease Income	85,870.03
Sales of Product Income	291,959.25
Total Income	**$ 377,829.28**
Cost of Goods Sold	
Business Supplies	212,314.18
Merchant Fees	2,018.81
Total Cost of Goods Sold	**$ 214,332.99**
Gross Profit	**$ 163,496.29**
Expenses	
Accounting Fees	9,680.48
Advertising	3,687.27
Auto	933.57
Bank Charges	658.69
Building & Property Rent/Lease	59,383.63
Business Consultant	12,060.09
Business Development/Education	1,414.69
Business Equipment and Fixtures	1,069.46
Business Licences	13,380.16
Business Meals	15,368.09
Business Taxes	3,776.10
Charitable Contributions	100.00
Contract Labor	4,996.80
Dues & Subscriptions	3,160.76
Employee Entertainment/Team Building	2,992.75
Healthcare Expenses	6,222.44
Insurance	8,868.59
Interest Expense	43,822.09
Legal & Professional Fees	2,953.76
Mortgage Property Tax & Insurance	13,247.22
Office Expenses	191.04
Parking & Tolls	164.74
Payroll Taxes	2,717.99
Postage	207.01
Repair & Maintenance	6,731.78
Taxes - IRS	9,440.66
Travel	1,263.70
Uncategorized Expense	678.16
Uniforms	347.61
Utilities	0.00
Electric	9,410.53
Gas	1,030.80
Internet and Phone	7,376.42
Waste Management	5,982.93
Water	5,746.04
Total Utilities	**$ 29,546.72**
Wages	43,956.72
Wages - NEC	17,808.15
Total Expenses	**$ 320,830.92**
Net Operating Income	**-$ 157,334.63**
Other Income	
Cash Rewards	675.32
Grant	105,578.50
Insurance Claim	62,199.36
Interest Earned	0.17
Total Other Income	**$ 168,453.35**
Net Other Income	**$ 168,453.35**
Net Income	**$ 11,118.72**

Visionary Management Association, LLC

Balance Sheet

As of September 28, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Adv Tiered Int. Chkg - (0085)	-25.00
BOA - Checking (4604)	4,190.81
Escrow	2,346.74
Mothers Touch Farm, Inc. (7819)	2,000.00
MT - Aurora Market (7601)	16,886.03
MT - Aurora Market II (2331)	7,964.07
MT - Superior Shine (7627)	1,339.23
MT - VMA (7619)	11,695.28
Ortiz Family Holdings (1630)	2,000.00
Superior Shine Carwash, LLC (1473)	377.00
USAA Chk (3816)-Pablo	1,945.38
USAA Chk (9899)-Pablo/Rahel	5.30
Total Bank Accounts	**$50,724.84**
Other Current Assets	
Inventory Asset	7,867.68
Total Other Current Assets	**$7,867.68**
Total Current Assets	**$58,592.52**
Fixed Assets	
500 Irving St. Washington DC	822,081.58
Aurora I Business Assets/Improvements	79,389.74
Aurora II Business Leasehold Improvement	7,731.06
Aurora II Equipment	26,656.11
Car Wash Equipment	647,384.35
Land - 2150 Blanchard Pl.	78,000.00
Rental Property - 2200 Blanchard Pl	450,000.00
Vehicle	14,649.81
Total Fixed Assets	**$2,125,892.65**
TOTAL ASSETS	**$2,184,485.17**

Visionary Management Association, LLC

Balance Sheet

As of September 28, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX Credit Card (1003)	825.40
AMEX Credit Card® (1006)	2,799.68
BOA - Credit Card (9872)	7,335.80
BOA - Credit Card (1741)	0.00
BOA Credit Card - (6058)	72,755.57
Credit Card (3582) - CLOSED	0.00
USAA CC (1517)-Pablo	12,761.60
USAA Credit Primary (0623)	34,152.35
Total Credit Cards	**$130,630.40**
Total Current Liabilities	**$130,630.40**
Long-Term Liabilities	
Ascentium Capital Lease *	12,959.60
Bridgecrest Car Payment	0.00
Business Baker Loan *	9,334.15
CFE Loan *	0.00
Dovenmuehle Mortgage - 2200 Blanchard	341,182.94
Lending Point Loan *	6,320.58
Loan 7486	0.00
M&T Bank Mortgage - 500 Irving St	772,767.36
Personal Loan E. G.	2,040.00
Personal Loan R. K.	0.00
SMBX Loan	41,941.94
Square 1 - Loan	0.00
Square 2 - Business Loan	0.00
Square 3 - Loan	37,500.00
Square 4 - Loan	23,800.00
Total Long-Term Liabilities	**$1,247,846.57**
Total Liabilities	**$1,378,476.97**
Equity	
Opening Balance Equity	637,698.52
Owner's Additions	253,590.58
Retained Earnings	-96,399.62
Net Income	11,118.72
Total Equity	**$806,008.20**
TOTAL LIABILITIES AND EQUITY	**$2,184,485.17**

Aurora Enterprises, LLC
Statement of Cash Flows
January - September 2023

	Total
OPERATING ACTIVITIES	
Net Income	11,118.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
AMEX Credit Card® (1006)	2,970.11
BOA - Credit Card (9872)	48.59
BOA - Credit Card (1741)	0.00
BOA Credit Card - (6058)	-8,774.27
CORP Account - Business Advantage Cash Rewards - 9872 (deleted)	0.00
Credit Card - 1741 (deleted)	0.00
USAA CC (1517)-Pablo	12,761.60
USAA Credit Primary (0623)	33,764.25
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 40,770.28
Net cash provided by operating activities	$ 51,889.00
INVESTING ACTIVITIES	
Aurora I Business Assets/Improvements	-15,737.54
Aurora II Business Leasehold Improvement	-7,731.06
Aurora II Equipment	-26,656.11
Net cash provided by investing activities	-$ 50,124.71
FINANCING ACTIVITIES	
Ascentium Capital Lease *	-11,663.64
Bridgecrest Car Payment	-5,114.81
Business Baker Loan *	-23,332.75
CFE Loan *	-27,983.15
Dovenmuehle Mortgage - 2200 Blanchard	-5,991.94
Lending Point Loan *	-2,191.07
Loan 7486	-570.45
M&T Bank Mortgage - 500 Irving St	-21,068.15
Personal Loan E. G.	-7,960.00
Personal Loan R. K.	521.00
SMBX Loan	-8,202.72
Square 2 - Business Loan	0.00
Square 3 - Loan	37,500.00
Square 4 - Loan	23,800.00
Opening Balance Equity	0.00
Owner's Additions	79,415.49
Net cash provided by financing activities	$ 27,157.81
Net cash increase for period	$ 28,922.10

Thursday, Sep 28, 2023 03:36:48 PM GMT-7